Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Nevsun Resources Ltd. (the “Company”) Suite 800 – 1075 West Georgia Street Vancouver, BC V6E 3C9

Item 2	Date of Material Change

May 9, 2012

Item 3	News Release

A news release was issued on May 9, 2012 and disseminated by Marketwire and Canada Stockwatch.

Item 4	Summary of Material Change

The Company announced its Q1 2012 financial results for the Bisha Mine in Eritrea, including guidance for 2012 gold production which is approximately 25% higher than previously forecast February 7, 2012, to a new range of 240,000 to 260,000 ounces. This new production forecast is in part based on unusually high gold grades encountered in April 2012. The high grades were in a portion of the oxide zone that is the interface between the gold oxide and copper supergene zones, commonly termed the acid domain. The high grades, which management now expects to persist until at least June 2012, could not be fully included in mineral reserves because drill hole core recovery from the acid domain was sporadic and the core was difficult to assay.

Nevsun expects to disclose a revised mineral resource and reserve estimate for the entire Bisha and Harena deposits during early third quarter 2012.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No material information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Clifford T. Davis Telephone: (604) 623-4700

Item 9	Date of Report

May 9, 2012

N E W S R E L E A S E

February 7, 2012

Nevsun 2012 Outlook Including Production Guidance

2012 OUTLOOK HIGHLIGHTS FOR BISHA

  Gold production guidance for 2012: 190,000 to 210,000 ounces
  Focus on delivering copper plant and infrastructure build on-schedule and budget
  Q2 release of updated resource & reserve statements including additions from Harena, hanging wall copper and primary infill drilling
  Continue exploration for organic growth on Bisha licences

Nevsun Resources Ltd. (TSX: NSU / NYSE Amex: NSU) today announces its 2012 outlook for planned gold production of 190,000 to 210,000 ounces from the Bisha mine in Eritrea. The Bisha mine is one of the highest grade open pit base metal deposits in the world and has a mine life in excess of 12 years.

Nevsun’s outlook includes production from the Bisha Main oxide reserve, stockpiles and Harena oxide. It does not include any production from the much larger and more valuable supergene and primary zones, which sit beneath the oxide zone cap and are scheduled to be brought into production in 2013.

2011 Review – Milestones Achieved

- Commercialproduction declared on-schedule and under budget
- Produced379,000 ounces of gold
- Declaredinaugural dividend of $0.03 per share and a second semi-annual dividend of$0.05 per share
- Finalizedproject purchase price with the State of Eritrea
- Completedthree major resource expansion drilling programs
- Accumulatedcash position of $347 million
- Capitalinvestment recovered in first year

2012 Outlook – Objectives Planned

- Deliver revised oxide gold production plan
- Continue paying semi-annual dividends
- Obtain new Mining License for Harena deposit
- Mine Harena oxide gold resource
- Deliver resource & reserve re-statement in Q2 or early Q3
- Manage copper phase project on-time and budget
- In-fill drill and resource estimation of the Northwest Zone satellite deposit
- Commence Bisha regional generative exploration program

Cliff Davis, Nevsun CEO commented, “Bisha had an excellent 2011 operating year, achieving its gold and cost per ounce production objectives. For 2012, Bisha has the team and contractors in place to successfully execute the copper phase expansion project so that copper production can start in mid 2013.”

Oxide Gold Reconciliation

Based on actual production data from 2011, Nevsun has reconciled its 2011 ore control model with the March 2011 resource model at Bisha and has concluded that the resource estimate used for mine planning over-estimated gold in portions of the Bisha Main oxide mineralization. The new production forecast includes approximately 1.3 million tonnes at 5.1 grams per tonne gold of the remaining 1.6 million tonnes of Bisha Main oxide. This compares with 2.5 million tonnes that was previously expected. Accordingly, the ounces to be produced in 2012 are about half of what Nevsun was previously expecting. In context, per the March 2011 technical report, the change represents a reduction of approximately 4% in Bisha’s total reserve tonnage, after taking into account that Bisha also has a proven and probable supergene and primary reserve of 23.7 million tonnes, including 3.9% copper in 7.4 million tonnes of supergene and 5.4% zinc in 16.3 million tonnes of primary.

Company staff and a newly appointed independent engineering firm have conducted thorough investigations of the oxide part of the deposit.

Nevsun now expects to disclose a revised reserve estimate for the entire Bisha and Harena deposits during the later part of second quarter of 2012 or early third quarter 2012. The time delay from previous guidance is due to the rigorous review process that has commenced using new independent engineers, incorporating actual mine data and data from the extensive 2011 drilling program.

Nevsun remains on track with development of the copper phase process plant at Bisha in advance of commercial copper production in 2013. While production for 2012 is lower than previously expected, Nevsun believes that the cash flow generated this year from the oxide deposit will be more than sufficient to fund the copper plant to completion.

Oxide production is expected to continue in early 2013 followed by commissioning of the copper flotation plant for start of copper concentrate production in mid-2013.  The decommissioned CIL plant will be mothballed on-site in a condition for future restart should additional oxide gold resources be discovered in the Bisha region.

Bisha remains a very robust operation with at least a decade of high-grade reserves. Bisha will continue to focus on further growing, developing and operating this world class asset as it continues to build a stronger business.

Frazer Bourchier, BASc, MASc, PEng, Chief Operating Officer of Nevsun, a qualified person under National Instrument 43-101, has reviewed and approved the contents of this news release.

Conference call:

The Company will hold a conference call on Tuesday, February 7 at 5:30AM Vancouver / 8:30AM Toronto, New York / 1:30PM London.  The passcode required is 7148175 and the dial-in details are as follows:

North America: 416-340-2217 / 1 866-696-5910 UK: 800-8989-6336 (toll free) Other International: +1 416-340-2217

The conference call will be available for replay until February 14, 2012 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 3428844 or by visiting our website at www.nevsun.com.

Forward Looking Statements: The above contains forward-looking statements regarding the 2012 corporate objectives, copper phase development, oxide resources and reserves, and drilling program results.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com

Summarized financial and operating results

Financial results:

In US $000s (except per share and per ounce data):

For the three month periods ended March 31,
	2012	2011(1)
Revenues	$149,390	$54,315
Operating income	110,628	39,638
Net income attributable to Nevsun shareholders	41,238	11,803
Earnings per share attributable to Nevsun shareholders	0.21	0.06
Total assets	$747,148	$392,717

Gold production and sales statistics:

For the three month periods ended March 31,
	2012	2011(1)
Tonnes milled	430,000	461,000
Milled gold grade (g/t)	6.6	6.2
Recovery, % of gold	86%	88%
Gold in doré, ounces produced	82,000	75,000
Gold ounces sold	83,100	72,500
Gold price realized per ounce	$1,712	$1,405
Cash cost per ounce sold(2)	$277	$304

Mining statistics:

For the three month periods ended March 31,
	2012	2011(1)
Ore mined, tonnes	358,000	475,000
Mined gold grade, g/t	4.07	5.65
Waste mined, tonnes	2,401,000	2,309,000
Strip ratio	6.7	4.9
Copper phase prestrip, tonnes	1,294,000	-

(1)	Q1 2011 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.

(2)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 8 of the Company’s 2012 Q1 MD&A for more information.

Condensed Consolidated Interim Statements of Comprehensive Income
Unaudited
(Expressed in thousands of United States dollars)

Three months ended March 31,
	2012	2011
Operations commenced February 22, 2011:
Revenues	$149,390	$54,315
Cost of sales
Operating expenses	(23,127)	(9,373)
Royalties	(7,361)	(2,709)
Depreciation and depletion	(8,274)	(2,595)
Operating income (January 1 to March 31, 2012 and	110,628	39,638
February 22 to March 31, 2011)

Administrative	(421)	(3,614)
Finance income	1,117	11
Finance costs	(153)	(467)
Income before taxes	111,171	35,568

Income taxes	(42,408)	(13,675)
Net income	68,763	21,893

Other comprehensive income:
Unrealized gain on available-for-sale investment, net of tax	-	107
Comprehensive income	$68,763	$22,000

Income for the period attributable to:
Nevsun shareholders	41,238	11,803
Non-controlling interest	27,525	10,090
	$68,763	$21,893

Comprehensive income for the period attributable to:
Nevsun shareholders	41,238	11,910
Non-controlling interest	27,525	10,090
	$68,763	$22,000

Earnings per share attributable to Nevsun shareholders:
Basic	$0.21	$0.06
Diluted	$0.20	$0.06

Condensed Consolidated Interim Statements of Cash Flows
Unaudited
(Expressed in thousands of United States dollars)

Three months ended March 31,
	2012	2011
Cash provided by (used in):
Operating:
Income for the period	$68,763	$21,893
Items not involving the use of cash:
Accretion on reclamation liability	153	-
Depreciation and depletion	8,274	2,595
Income tax expense	42,408	13,675
Share-based payments and stock appreciation rights	(703)	2,561
Interest income on due from non-controlling interest	(1,091)	-
Changes in non-cash operating capital:
Accounts receivable and prepaids	(34,760)	(10,951)
Inventories	(3,937)	(2,422)
Accounts payable and accrued liabilities	(3,829)	(384)
Income taxes paid	(114,432)	-

Net cash provided by (used in) operating activities	(39,154)	26,967
Investing:
Proceeds on sale of pre-production gold sales	-	48,613
Expenditures on property, plant and equipment – gold phase	(3,977)	(17,319)
Expenditures on property, plant and equipment – copper phase	(10,959)	-
Expenditures on exploration and evaluation	(659)	(1,288)
Changes in non-cash working capital related to investing activities	(1,122)	-

Net cash provided by (used in) investing activities	(16,717)	30,006
Financing:
Dividends paid to Nevsun shareholders	(10,013)	-
Dividends paid to non-controlling interest	(10,000)	-
Receipt of purchase price settlement from non-controlling interest	6,770	-
Interest received on due from non-controlling interest	230	-
Principal and interest paid on loan from non-controlling interest	-	(4,103)
Interest paid on advances from non-controlling interest	-	326
Issuance of common shares, net of issue costs	695	272

Net cash used in financing activities	(12,318)	(3,505)
Increase (decrease) in cash and cash equivalents	(68,189)	53,468
Cash and cash equivalents, beginning of period	347,582	50,145
Cash and cash equivalents, end of period	$279,393	$103,613
Non-cash investing and financing transactions:
Reclassification of share-based payments reserve to share capital upon exercise of options	231	122
Depreciation capitalized to property, plant and equipment	-	397
Share-based payments capitalized to property, plant and equipment	-	276
Closure and reclamation increase in property, plant and equipment	-	1,124
Interest capitalized to property, plant and equipment	-	831

	March 31, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents	$279,393	$347,582
Accounts receivable and prepaids	55,250	20,490
Inventories	37,265	32,099
Due from non-controlling interest	22,896	11,137
	394,804	411,308

Non-current assets
Due from non-controlling interest	66,644	84,312
Property, plant and equipment	285,700	279,606
	352,344	363,918
Total assets	$747,148	$775,226

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	$18,340	$24,651
Dividends payable	-	10,013
Income taxes payable	38,792	103,670
	57,132	138,334

Non-current liabilities
Deferred income taxes	9,040	16,187
Provision for closure and reclamation	13,386	13,233
	22,426	29,420
Total liabilities	79,558	167,754

Equity
Share capital	410,231	409,305
Share-based payments reserve	12,165	11,736
Retained earnings	117,621	76,383
Equity attributable to Nevsun shareholders	540,017	497,424

Non-controlling interest	127,573	110,048
Total equity	667,590	607,472
Total liabilities and equity	$747,148	$775,226